Exhibit 99.1

C ode o f C onduc t an d Busines s Ethics

FORTUNA MINING / CODE OF CONDUCT AND BUSINESS ETHICS

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Contents

A Message From Our President, CEO, and Director 3

Live Our Values 3

Know Our Code 4

Who Must Follow Our Code 4
Speaking Up 4
No Retaliation 5

Foster a Healthy Workplace 6

No Discrimination 6
Anti-harassment 6
Workplace Health and Safety 6

Protect Our Company 8

Use of Company Assets 8
Confidential Information 8
Conflicts of Interest 9
Accurate Recordkeeping and Responsible Communications 9
Gifts and Entertainment 10

Follow the Law 11

Anti-bribery and Anti-corruption 11
Fair Competition 12
Data Privacy 12
Insider Trading 12

Be a Good Steward 13

Environmental Protection and Sustainability 13
Human Rights 13
Political Activities 14

Make Your Commitment 15

Find Help 16

Waivers 16

Effective Date 16

DO THE RIGHT THING
Provides suggestions to help you adhere to the Code

What If?
Gives examples of breaches or potential breaches of the Code, together with suggested courses of action

WATCH OUT FOR
Sets out situations which may lead to breaches of the Code

DIG DEEPER
Provides links to relevant corporate governance policies of the Company

2

A Message From Our President, CEO, and Director

Dear Colleagues,

I believe that how we choose to do our work is as important as the work we do and the results we achieve. Fortuna and its subsidiaries have always been focused on mining with pride and purpose and bringing a positive impact on society by promoting the sustainable advancement of the communities where we operate.

We must ensure we remain committed to living up to the values that have and will continue to guide our actions. The tool that allows us to turn those values into actions is our Code of Conduct and Business Ethics ("**Code**"). The Code is more than the rules we're expected to follow – it's our go-to tool for navigating complicated situations and prioritizing honesty, transparency, and fairness.

Get to know our Code. It's the best place to turn when you're not sure of the right course of action. The Code will help you do and speak up for what's right. It can also point you to resources at Fortuna you can turn to when you need help or extra guidance.

When you act with integrity, you don't just strengthen Fortuna's image, you contribute to an environment centered on ethical behavior - a place where every person is accountable, valued, and proud to be a part of the Fortuna team.

Thank you for all you do to uphold the values that make Fortuna exceptional and a company we are all proud to work for.

(Signed)

Jorge A. Ganoza
President, CEO, and Director

FORTUNA MINING / CODE OF CONDUCT AND BUSINESS ETHICS

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Live Our Values


CORE VALUES
INTEGRITY
HEALTH & SAFETY
ENVIRONMENT
COMMUNITIES
EXCELLENCE

Our Mission

Create sustainable value through growth of our mineral reserves, production, and efficient operation of our assets, while remaining committed to safety and social and environmental responsibility.

Our Values

Health and Safety

We value the health and safety of our employees. We do not tolerate unsafe actions or conditions.

Environment

We value the environment. We adhere to strict environmental standards and mitigate our impact.

Communities

We value our communities. We show respect for cultural diversity and work as a strategic partner to enable the sustainable development of our neighboring communities.

Excellence

We value our commitment to excellence. We achieve high standards and the best practices.

Integrity

We value integrity. We act in accordance with our philosophy.

3

Know Our Code

Who Must Follow Our Code

All directors, officers, and employees, (collectively referred to as "**Company Personnel**") of Fortuna and our subsidiaries (collectively referred to as "**Fortuna**" or the "**Company**") are required to read, understand, and follow this Code of Conduct and Business Ethics (the "**Code**").

The Code also applies to everyone working on behalf of Fortuna, including consultants, contractors, subcontractors, agents, suppliers, and vendors (collectively referred to as "**business partners**"). Each person to whom this Code applies is sometimes referred to as "you." The Company has a Supplier Code of Business Conduct and Ethics to provide further guidance to all business partners on the requirements for the maintenance of a successful commercial relationship.

If you supervise our business partners, you are responsible for communicating our standards and ensuring they are understood.

We provide a copy of the Code to all Company Personnel and business partners. You must read the Code annually. All Company Personnel must sign an Onboarding Compliance Certificate as part of the onboarding process and an Annual Compliance Certificate each year confirming that they have read and understand, and will comply with, the Code.

Anyone who violates our Code will be subject to disciplinary action, up to and including termination of their employment or other business relationship. Violations of laws or regulations may also result in legal proceedings and penalties, which may include criminal prosecution.

FORTUNA MINING / CODE OF CONDUCT AND BUSINESS ETHICS

Speaking Up

If you become aware of a potential or suspected violation of our Code, our policies, or the law, you must promptly report the violation.

In particular, you have an obligation to communicate concerns or complaints relating to accounting, internal controls, safety standard violations, auditing matters, disclosure, fraud, illegal behavior, and unethical business practices, including the following:

- Fraud or deliberate error in the preparation, evaluation, review, or audit of any financial statement of the Company;
- A breach (or a suspected breach) of safety standards;
- Fraud or deliberate error in the recording and maintaining of financial records of the Company;
- Deficiencies in, or noncompliance with, the Company's internal controls over financial reporting;
- Misrepresentation or false statement to or by a senior officer, accountant, or external auditor regarding a matter contained in the financial records, financial reports, or audit reports of the Company; or
- Deviation from full and fair reporting of the Company's financial condition.

We encourage you to talk to your manager if you see or suspect a violation of our Code or if you have a question about the requirements of our Code.

If you are uncomfortable speaking with your manager, you can contact:

- Another member of management.
- The Human Resources Department.
- Our Chief Compliance Officer or your Deputy Compliance Officer.
- The Ethics Helpline.

Nothing in our Code prevents Company Personnel from reporting possible violations of provincial law, federal law, or related regulations to any governmental agency, such as the Canadian Provincial Securities Commissions or the United States Securities and Exchange Commission.

Concerns should be communicated in a timely manner and should be made in good faith.

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CÓDIG
DE ÉTICA, CONDUCTA EMPRES
Y POLÍTICAS DE DENUNC

4

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No Retaliation

Our Code provides a way for Company Personnel, business partners, and customers to raise concerns and be reassured that they will be protected from reprisals or victimization for whistle-blowing in good faith.

We will not tolerate any retaliation against anyone who, in good faith, asks a question, reports conduct that may be inconsistent with our Code, our policies, or applicable law, or assists in an investigation of suspected wrongdoing. Any Company Personnel who has been found to have engaged in retaliation against an individual for raising, in good faith, a conduct concern or for participating in the investigation of such a concern may be subject to discipline up to and including termination of employment or other business relationship.

What to Expect When You Use the Ethics Helpline

The Ethics Helpline web portal and phone line are available 24 hours a day, seven days a week. It is operated by an independent third-party provider of corporate compliance services, and your concerns will be documented in detail and forwarded to the Company's Corporate Office for further investigation.

You may choose to remain anonymous. All reports received will be treated equally, whether they are submitted anonymously or not.

After you make a report, you will receive an identification number so you can follow up on your concern. Following up is especially important if you have submitted a report anonymously, as we may need additional information to conduct an effective investigation. This identification number will also enable you to track the resolution of the case; however, please note that the Company will not inform you about the specific steps taken to resolve the case out of a respect for privacy.

All reports will be treated confidentially to the extent permitted by applicable law.

Remember, an issue cannot be addressed unless it is brought to someone's attention.


F15
ORICA

What If?

I suspect my manager might be involved in some unethical behavior. I know I should report my concerns. I am thinking about using the Ethics Helpline, but I am concerned about retaliation.

You are required to report misconduct and, in your situation, using the Ethics Helpline is a good option. We will investigate your concerns and may need to talk to you to gather additional information. After you make the report, if you believe you are experiencing any retaliation, report it as set out in the Speaking Up section. We take claims of retaliation seriously. Reports of retaliation will be thoroughly investigated and, if they are true, retaliators will be disciplined.

What Does Reporting "in Good Faith" Mean?

It means making a genuine attempt to provide honest, complete, and accurate information, even if it later turns out to be unfounded or mistaken.



5

FORTUNA MINING / CODE OF CONDUCT AND BUSINESS ETHICS

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Foster a Healthy Workplace

No Discrimination

The Company's employment decisions are based on reasons related to our business, such as job performance, individual skills and talents, and other business-related factors, in compliance with all applicable employment laws. Discrimination is the unfair treatment of a person on the basis of one or more prohibited grounds of discrimination. We prohibit discrimination on race, color, religion, gender, sexual orientation, nationality, ethnic origin, social status, marital status, disability, or age, or on the basis of any other personal characteristics protected by applicable law.

We are committed to policies and procedures to ensure fair employment, including equal treatment in recruitment, promotion, compensation, training, and termination.

Anti-harassment

We all have the right to work in an environment that is free from intimidation, harassment, bullying, and abusive conduct. The Company does not tolerate verbal or physical conduct by any Company Personnel that harasses another, disrupts another's work performance, or creates an intimidating, offensive, abusive, or hostile work environment.

If you see, suspect, or feel you have been the victim of harassment (including sexual harassment), report it immediately. You'll be helping to preserve a respectful and productive workplace.

Sexual Harassment

A common form of harassment is sexual harassment, which, in general, occurs when:

- Unwelcome actions are made a condition of employment or used as the basis for employment decisions, such as a request for a date, a sexual favor, or other similar conduct of a sexual nature.
- An intimidating, offensive, or hostile environment is created by unwelcome sexual advances, insulting jokes, or other offensive verbal or physical behavior of a sexual nature.

Workplace Violence

Violence of any kind has no place at our Company. We won't tolerate:

- Intimidating, threatening, or hostile behavior.
- Causing physical injury to another.
- Acts of vandalism, arson, sabotage, or other criminal activities.
- The carrying of firearms or other weapons onto Company property unless you are authorized to do so.

The Company prohibits unlawful discrimination, harassment, and workplace violence in the jurisdictions it operates in.



DIG DEEPER

Health and Safety Policy

Workplace Health and Safety

We are committed to ensuring the highest possible standards of health and safety management and to providing safe and healthy working conditions in all areas of our operations.

Reporting risks and hazards is not just the right thing to do, it's a requirement. A failure to speak up about an incident, or to participate in an investigation into an incident, can have serious repercussions for our Company and for all Company Personnel.

We count on you to actively promote a safe and healthy workplace and to report any situations that may pose a health, safety, or security risk.

DO THE RIGHT THING

- Follow the safety, security, and health rules and practices that apply to your job.
- Notify your manager immediately about any unsafe equipment or any situation that could pose a threat to health or safety or the environment. As Company Personnel, you have the right and the responsibility to stop any work if you feel your safety is at risk.
- Cooperate with any investigations into incidents.

WATCH OUT FOR

- Unsafe practices or work conditions.
- Carelessness in enforcing security standards, such as facility entry procedures.

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FORTUNA MINING / CODE OF CONDUCT AND BUSINESS ETHICS

What If?

I've noticed some practices in my area that don't seem safe. Who can I speak to? I'm new here and don't want to be considered a troublemaker.

Discuss your concerns with your manager. There may be very good reasons for the practices, or you may be bringing to light an issue that needs to be addressed. In either case, raising a concern about safety does not make you a troublemaker. It makes you someone who is concerned about the safety of others.

What if a subcontractor commits a violation of our standards?

Managers must assist all subcontractors and other business partners in their understanding of and compliance with all applicable laws and regulations, as well as with additional requirements our Company may have.

Fortuna managers are expected to:

- **Lead by example.** Model high standards of ethical business conduct and help maintain a work environment that values mutual respect and open communication.
- **Be a resource for others.** Communicate often with Company Personnel and business partners about how the Code and other policies apply to their daily work.
- **Be proactive.** Look for opportunities to discuss and address ethical dilemmas and challenging situations with others.
- **Delegate responsibly.** Never delegate authority to anyone who you believe may engage in unlawful conduct or unethical activities.
- **Respond quickly and effectively.** When a concern is brought to your attention, treat it seriously and with respect for everyone involved.
- **Be aware of the limits of your authority.** Do not take any action that exceeds your authority. If you are ever unsure of what is appropriate (and what is not), discuss the matter with your superior.





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GE
06

Protect Our Company

Use of Company Assets

Company assets include everything from physical assets (such as facilities, materials, and equipment), electronic assets (such as computers, telephones, communication systems, software, and hardware), intellectual property (such as business plans, trade secrets, and discoveries), and files and records as well as paid Company time. Each of us is personally responsible for using these assets with care and protecting them from fraud, waste, and abuse. The use of Company assets for unlawful or improper purposes is prohibited. Be aware that any information you create, share, or download onto Company systems belongs to the Company, and we have the right, to the extent permitted by applicable law, to review and monitor system use at any time without notifying you.

Stealing, deliberately damaging, misusing, or wasting Company assets is a serious violation of our Code.



DO THE RIGHT THING

- Use Company assets to carry out your job responsibilities and never for activities that are improper or illegal.
- Observe good physical security practices, especially those related to badging in and out of our facilities.
- Use paid Company time for work related to the Company.
- Be a good steward of our electronic resources and systems and practice good cybersecurity. Do not share passwords or allow other people (including friends and family) to use Fortuna assets, and only use software that has been properly licensed. If you have any questions about whether a particular use of software is licensed, contact your IT Department.

WATCH OUT FOR

- Requests to borrow or use Company equipment without approval.
- Excessive use of Company resources for personal purposes.
- Unknown individuals without proper credentials entering our facilities.

You must promptly disclose to the Company any:

- Inventions or discoveries that you create in the course of your employment with the Company; or
- Mineral discoveries, opportunities to acquire mineral assets, or other business opportunities that are similar to the Company's business activities that come to your attention during your employment with the Company.

These are Company assets and belong to the Company.

DIG DEEPER

Disclosure Policy

Confidential Information

The Company relies on you to be vigilant and to protect confidential information by keeping it secure, limiting access to those who have a need to know in order to do their job, and only using it for authorized purposes. Confidential information is sensitive information obtained or developed in the course of the Company's business that has not been made public by the Company through designated spokespersons or publicly disclosed documents, such as information concerning significant discoveries, sales or earnings figures, information concerning proposed acquisitions or dispositions, and non-public information concerning entities with which the Company does business.

Do your part to safeguard confidential information. Be aware that this obligation continues even after your employment at Fortuna ends.

DO THE RIGHT THING

- Properly label confidential information to indicate how it should be handled, distributed, and destroyed.
- Only share confidential information, including confidential information of our stakeholders and business partners, with authorized parties (as determined in consultation with the Legal Department).
- Only store or communicate confidential information using our Company's information systems.
- Immediately report any unauthorized disclosure or theft of confidential information to your manager.

WATCH OUT FOR

- Discussions of confidential information about the Company or our stakeholders and business partners in places where others might be able to overhear — such as on planes and elevators, in restaurants, and when using your phone — or through unsecure networks.
  - Sending confidential information to unattended devices or printers.

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Conflicts of Interest

A conflict of interest exists whenever an individual's personal interests interfere or conflict with the interests of the Company, or whenever an individual's position or responsibilities with the Company present an opportunity for personal gain, including gain by a family member or other person in a personal or professional relationship with the individual. Conflicts of interest may be direct or indirect, actual or potential, or even just a matter of perception. A conflict of interest exists even if the person with the conflict believes it is possible to make a decision or perform a task without being influenced by personal interests.

You should avoid all situations where there is a real or perceived conflict of interest. You must also promptly disclose a potential conflict of interest to your manager or your Deputy Compliance Officer, who will then report it to the Chief Compliance Officer, so it can be properly evaluated, monitored, and managed. Directors and officers should promptly disclose any conflicts of interest (or possible conflicts of interest) to the Chief Compliance Officer. While an actual or potential conflict of interest is not necessarily a violation of this Code, failing to disclose it in a timely manner is a violation.



Potential Conflicts of Interest

Be alert to situations, including the following, that are common examples of potential conflicts of interest and must be promptly disclosed in accordance with this Code:

- You supervise a family member, romantic partner, or close friend. A family member includes a spouse, child, sibling, relative by blood or marriage, or another person sharing your home whether or not they are your legal relative.
- Your family member receives a gift from an organization doing or seeking to do business with the Company.
- You hire a contractor or supplier for the Company that a family member, romantic partner, or close friend works for.
- You accept outside employment with a competitor of the Company or you act as a consultant, or own part of a business, that does business with the Company.
- You use the Company's assets for your own personal gain, such as taking a business opportunity for yourself that you learned of through your job.

You are responsible for disclosing conflicts of interest as soon as they are detected. Please also refer to Gifts and Entertainment.

What If?

I am in a relationship with someone who reports to me. Is this a conflict of interest?

Yes — this is a conflict of interest. You must disclose the relationship to your manager or your Deputy Compliance Officer, who may recommend adjusting the reporting relationship to avoid allegations of favoritism.

DIG DEEPER

Disclosure Policy

Accurate Recordkeeping and Responsible Communications

The accuracy and completeness of our business records and financial disclosures are essential in enabling us to make informed decisions and meet disclosure requirements relating to financial information. Our books and records must accurately and fairly reflect our transactions in sufficient detail and in accordance with our accounting practices and policies.

We are also required to provide timely and ongoing full, true, and plain disclosure of material business events and our financial situation in our periodic and annual filings with regulatory authorities.

DO THE RIGHT THING

- Create business records that accurately reflect the truth of the underlying event or transaction. Be transparent and truthful and avoid unnecessary legal or financial language.
- Never use or authorize accounting practices (such as falsified books, secret accounts or slush funds) that could distort our financial reporting, operating results, or performance measures.
- Immediately notify the Chief Compliance Officer if you become aware of a material unreported transaction or event.

WATCH OUT FOR

- Records that are not clear and complete or that obscure the true nature of any action.
- Undisclosed or unrecorded funds, assets, or liabilities.
- False or misleading entries in our books and records.
- Improper destruction of documents. Documents should never be destroyed in response to — or in anticipation of — an investigation or audit.

What If?

At the end of the last quarter reporting period, my manager asked me to record additional expenses, even though I hadn't received the invoices from the supplier and the work hadn't started. I agreed to do it, since we were all sure that the work would be completed in the next quarter. Now I wonder if I did the right thing.

No, you didn't. Costs must be recorded in the period in which they are incurred. The work had not started, and the costs were not incurred by the date you recorded the transaction. It was, therefore, a misrepresentation and, depending on the circumstances, could amount to fraud.

Cooperation with Investigations and Audits

You may be contacted by someone from within Fortuna or outside of Fortuna who is conducting an audit or investigation. Before responding to an audit or investigation request, you must notify your manager and the Legal Department to discuss the circumstances. If you are directed to respond to an audit or investigation request, ensure that the information you provide is accurate and complete, and never provide incomplete, false or misleading statements.

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DIG DEEPER
Anti-Corruption Policy

Gifts and Entertainment

Offering and receiving gifts and entertainment can be part of the normal course of business. A modest gift may be a thoughtful "thank you," or a meal may offer an opportunity to discuss business. If not handled carefully, however, the exchange of gifts and entertainment could be improper, could be perceived as a bribe, or could create a conflict of interest. This is especially true if an offer is extended frequently, or if the value is large enough that someone may think it is being offered in an attempt to influence a decision.

Gifts and entertainment must be legal under the local law, consistent with business customs, not excessive, infrequent, and appropriate for the occasion. You may not offer or accept a gift more than two times in a calendar year to or from a single external person or entity.

In order to receive or give gifts above US$100 (or the local currency equivalent) you must first seek approval from your manager and notify your Deputy Compliance Officer, and, upon approval being obtained, you must register the gift in the gift registry.

Government Officials

There are stricter rules for what we may give to—or accept from—government officials (all gifts must be registered, and the limit triggering the approval requirement is US$50 for government officials versus the US$100 threshold for others). Please consult our Anti-Corruption Policy for detailed requirements that must be met when providing government officials with gifts and entertainment. Don't offer anything of value to a government official without obtaining approval, in advance, from your Deputy Compliance Officer and/or Chief Compliance Officer, as applicable, under our Anti-Corruption Policy. We do not accept or provide gifts, favors, or entertainment to anyone—even if it complies with our policies—if the intent is to improperly influence a decision.

DO THE RIGHT THING

- Only provide and accept gifts and entertainment that are reasonable and are small tokens for the maintenance of a professional working relationship.
- Never offer or receive gifts and/or entertainment if a decision relating to or from the giver or recipient is pending, or will be pending, in the near future.
- Never give or accept cash.
- Do not request or solicit personal gifts, favors, entertainment, or services.
- Speak up whenever you suspect that a colleague or business partner may be improperly attempting to influence a decision of a stakeholder or government official.

WATCH OUT FOR

- Situations that could embarrass you or our Company (e.g., entertainment at sexually oriented establishments, gambling, drugs, amongst other inappropriate gifts and entertainment).

What If?

When traveling, I received a gift from a business partner that I believe was excessive. What should I do?

Report it to the gift registry and let your manager and the Chief Compliance Officer know as soon as possible. We may need to return the gift with a letter explaining our policy.



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Follow the Law

DIG DEEPER
Anti-Corruption Policy

Anti-bribery and Anti-corruption

We have a zero-tolerance policy for bribery and corruption. We believe that all forms of bribery and other corrupt practices are an inappropriate way to conduct business, regardless of location or local customs.

You are expected to be fully familiar, and to comply with, our Anti-Corruption Policy. Do not pay, offer, promise, or accept bribes or kickbacks at any time for any reason. This applies equally to any person or company representing Fortuna. Our business partners must understand that they are required to operate in strict compliance with our standards and to maintain accurate records of all transactions. Never ask our business partners to do something that we are prohibited from doing ourselves.

Bribery and corruption of government officials is illegal in all jurisdictions where we operate and could significantly damage our reputation and result in penalties and fines, massive investigation costs, and the prosecution and imprisonment of Company Personnel. Bribery and corruption will never be in our Company's best interest.

Corruption among employees and business partners (commercial corruption) is a serious violation of the law and this Code. Commercial corruption involves situations where Company Personnel engage in undisclosed arrangements with a business partner to provide an unwarranted advantage in exchange for a personal benefit (e.g., kickback, favors, lavish gifts, amongst others).

Key Definitions

Bribery is the offer, promise, or provision, directly or indirectly, of anything of value (e.g., cash, favors, employment, contracts, amongst others) to a person in a position of power to influence that person's decisions to obtain or retain an improper advantage.

Corruption is the misuse of power by government officials or other parties for illegitimate private gain.

DO THE RIGHT THING

- Understand the standards set forth in our Anti-Corruption Policy that apply to your role at our Company.
- Never give anything of value to any government official without first obtaining approval from your Deputy Compliance Officer and/or Chief Compliance Officer to ensure that all applicable laws and regulations are followed. If you are not sure of the requirements of the applicable laws, the safest course of action is to not give anything of value.
- Exercise due diligence and carefully monitor third parties acting on our behalf, particularly when dealing in countries with high corruption rates and in situations where "red flags" indicate further screening is needed.
- Accurately and completely record all payments to third parties.

WATCH OUT FOR

- Apparent violations of anti-bribery laws by our business partners.
- Agents who do not wish to have all terms of their engagement with our Company clearly documented in writing.

What If?

I work with a foreign agent in connection with our operations in another country. I suspect that some of the money we pay this agent goes toward making payments or bribes to government officials. What should I do?

This should be reported to the Chief Compliance Officer and the Legal Department for investigation. If there is bribery and we fail to act, both you and the Company could be liable. Investigating these kinds of situations can be culturally difficult in some countries, but anyone doing business with us should understand the necessity of these measures.



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FORTUNA MINING / CODE OF CONDUCT AND BUSINESS ETHICS

Fair Competition

We believe in free and open competition and do not engage in practices that may limit competition or try to gain competitive advantages through unethical or illegal business practices.

Do not engage in conversations with competitors about competitively sensitive information or engage in any anti-competitive behavior, including setting prices or dividing up stakeholders, suppliers, or markets. Antitrust laws are complex, and compliance requirements can vary depending on the circumstances, so seek help from the Legal Department with any questions about what is and isn't appropriate.

Be Alert to Anti-competition Warning Signs

In general, the following activities are red flags, should be avoided, and, if detected, reported to the Legal Department:

- Sharing our Company's competitively sensitive information with a competitor.
- Sharing competitively sensitive information of business partners or other third parties with their respective competitors.
- Attempting to obtain nonpublic information about competitors from new hires or candidates for employment.

Information about competitors is a valuable asset in today's competitive business environment. Obtain competitive information only through legal and ethical means, never through fraud, misrepresentation, deception, or the use of technology to "spy" on others. Sharing competitively sensitive information with others (whether that information belongs to us or our business partners) is always prohibited.

DO THE RIGHT THING

- Be careful when accepting information from third parties. You should know and trust their sources and be sure that the information they provide is not protected by trade secret laws or nondisclosure or confidentiality agreements.
- Respect the obligations of others to keep competitive information confidential.
- While our Company may hire former employees of competitors, recognize and respect the obligations of those employees not to use or disclose confidential information of their former employers.

WATCH OUT FOR

- Retaining papers or computer records from prior employers in violation of applicable laws or contracts.
- Using third-party confidential information without appropriate approvals.

What If?

I received sensitive pricing information from one of our suppliers. What should I do?

You should contact your manager and the Chief Compliance Officer without delay and before any further action is taken. It is important that we demonstrate respect for fair competition from the moment we receive such information, and we make it clear that we expect others to do the same. This requires appropriate action that can only be decided on a case-to-case basis and may include sending a letter to the competitor.

Data Privacy

We respect the personal information of others. We follow our policies and all applicable laws and regulations in collecting, accessing, using, storing, sharing, and disposing of sensitive information.

Personal information includes anything that could be used to identify someone, either directly or indirectly, such as a name, email address, phone number, amongst others. Only use personal information—and share it with others outside of the Company—for legitimate business purposes.

WATCH OUT FOR

- Failing to shred or securely dispose of sensitive information.
- Using "free" or individually purchased internet hosting, collaboration, or cloud services that could put personal information at risk.



DIG DEEPER

Blackouts and Securities Trading Policy

Insider Trading

While doing your job, you may learn material information about Fortuna (or other publicly traded companies) that is not available to the public. You are not allowed to disclose material information about Fortuna to others before it is generally disclosed ("**tipping**") or buy or sell our securities if you have access to material information that has not been publicly disclosed.

Material Information

Material information is the kind of information a reasonable investor would take into consideration when deciding whether to buy or sell a security. Examples of material information include:

- A proposed acquisition or sale of a business
- A significant expansion or cutback of operations
- Important information about mineral reserves and mineral resources
- Extraordinary management or business developments
- Changes in strategic direction, such as entering a new jurisdiction

DO THE RIGHT THING

- Do not buy or sell securities of any public company when you have material nonpublic information about that company.
- Protect material nonpublic information from the general public, including information in both electronic form and in paper copy.
- Discuss any questions or concerns about insider trading with the Legal Department.

WATCH OUT FOR

- Requests from friends or family for information about companies we do business with or have confidential information about. Even casual conversations could be viewed as illegal "tipping" of material nonpublic information.
- Sharing material nonpublic information about the Company (or companies we do business with) with anyone, either intentionally or inadvertently, unless it is essential for Company-related business (as determined following consultation with the Legal Department).

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Be a Good Steward

DIG DEEPER
Environmental Policy
Health and Safety Policy

Environmental Protection and Sustainability

We are committed to sustainability and to minimizing damage to the environment as well as any potential harm to the health and safety of Company Personnel, stakeholders, and the public.

Read and understand all the environmental, health, and safety policies and standards provided by our Company that are relevant to your job, and make sure you operate in full compliance with all such policies.

DO THE RIGHT THING

- Fully cooperate with environmental, health and safety training and with our Company's periodic compliance reviews of our operations.
- Stop work and report any situation that you believe could result in unsafe working conditions or uncontrolled damage to the environment.
- Provide complete and accurate information in response to environmental, health, and safety laws, regulations, and permits.
- Contact the Senior Vice President, Sustainability if you have any questions about compliance with environmental, health, and safety laws and policies.

DIG DEEPER
Human Rights Policy

Human Rights

We conduct our business in a manner that respects the human rights and dignity of all, and we support international efforts to promote and protect human rights, including an absolute opposition to modern slavery, forced labor, child labor, and human trafficking.

DO THE RIGHT THING

- Report any suspicion or evidence of human rights abuses in our operations or in the operations of our suppliers.
- Remember that respect for human dignity begins with our daily interactions with one another, our business partners, and our stakeholders. It includes doing our part to protect the rights and dignity of everyone with whom we do business.

What If?

When I was visiting a new supplier, I noticed employees working there who seemed underage. When I asked about it, I didn't get a clear answer. What are my next steps?

You did the right thing — first to be on the lookout for human rights abuses and second to raise the issue with our supplier. The next step is to report the incident to your manager and the Legal Department. We are committed to the protection of human rights and to the elimination of human rights abuses including child labor.



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FORTUNA MINING / CODE OF CONDUCT AND BUSINESS ETHICS

DIG DEEPER
Anti-Corruption Policy

Political Activities

Everyone has the right to voluntarily participate in the political process, including making personal political contributions. However, as Company Personnel, we must always make it clear that our personal views and actions are not those of the Company.

DO THE RIGHT THING

- Ensure that your personal political views and activities are not viewed as those of the Company.
- Do not use our resources or facilities to support your personal political activities. Making political contributions with Company resources is strictly prohibited.

WATCH OUT FOR

- Interactions with government officials or regulators that could be seen as lobbying must be discussed in advance and coordinated with the Legal Department.
- Never apply direct or indirect pressure on other Company Personnel to contribute to, support, or oppose any political candidate or party.
- Avoid even the appearance of making political or charitable contributions in order to gain favor or in an attempt to exert improper influence.
- Holding or campaigning for political office must not create, or appear to create, a conflict of interest with your duties at the Company.

What If?

I will be attending a fundraiser for a candidate running for local office. Is it OK to mention my position at Fortuna as long as I don't use any Company funds or resources?

No. It would be improper to associate our name in any way with your personal political activities.



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Make Your Commitment

ANNUAL COMPLIANCE CERTIFICATE

FORTUNA MINING CORP. AND ITS SUBSIDIARIES ("Fortuna")

At Fortuna, we believe in following all applicable laws and regulations. All Company Personnel must complete and submit this Certificate annually and participate in all required ethics and compliance training.

Submitting this Certificate indicates that I have read and understood Fortuna's Code of Conduct and Business Ethics ("**Code**"), and I confirm that:

- Except as may be noted in a Statement of Exceptions attached to this Certificate, I am not in violation of any provisions of the Code;
- I will comply with the procedures and restrictions set forth therein; and
- I have reported all violations or potential violations of the Code of which I was aware during the recently completed calendar year.

I further understand that if I violate the Code, I may face disciplinary action as set out herein, including termination of my relationship with Fortuna or any of its subsidiaries.

Signature: ______________________________

Name: ______________________________

Title/Position: ______________________________

Date: ______________________________

Please check one of the following:

☐ A Statement of Exceptions is attached.

☐ No Statement of Exceptions is attached.

ONBOARDING COMPLIANCE CERTIFICATE

FORTUNA MINING CORP. AND ITS SUBSIDIARIES ("Fortuna")

I. CODE OF CONDUCT AND BUSINESS ETHICS

I certify that I have read and understood Fortuna's Code of Conduct and Business Ethics (the "**Code**") and the other applicable policies of Fortuna referred to in the Code. I agree to comply with the Code and all other applicable policies referred to in the Code.

II. ANTI-CORRUPTION POLICY

I certify that I have read and understood Fortuna's Anti-Corruption Policy (the "**Anti-Corruption Policy**"), including all requirements and procedures contained in the Anti-Corruption Policy. I agree to comply with the Anti-Corruption Policy.

III. FAMILY MEMBERS

Except as may be noted in a Statement of Exceptions attached to this Certificate, I confirm that no "family member" of mine is a director, officer, or manager of Fortuna or any of its subsidiaries.

The term "family member" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, persons in adoptive relationships with you, or domestic partner. Also included is any family member who lives with you or who is otherwise financially dependent on you, or on whom you are financially dependent.

IV. FURTHER CONFIRMATIONS

Except as may be noted in a Statement of Exceptions attached to this Certificate, I confirm that I am not in violation of the Code or the Anti-Corruption Policy.

I understand that if I violate the Code, the Anti-Corruption Policy or other applicable Fortuna policies, I may face disciplinary action as set out in Fortuna's policies, including termination of my relationship with Fortuna or any of its subsidiaries.

Signature: ______________________________

Name: ______________________________

Title/Position: ______________________________

Date: ______________________________

Please check one of the following:

☐ A Statement of Exceptions is attached.

☐ No Statement of Exceptions is attached.

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FORTUNA MINING / CODE OF CONDUCT AND BUSINESS ETHICS

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RESOURCE:	CONTACT:
Human Resources	Your local HR department
Chief Compliance Officer	corporatecounsel@fmcmail.com
Ethics Helpline	fortuna.ethicspoint.com
Legal Department	corporatecounsel@fmcmail.com
Sustainability Department	sustainability@fmcmail.com

Anti-Corruption Policy
Blackouts and Securities Trading Policy
Disclosure Policy
Environmental Policy
Gift Registry
Health and Safety Policy
Human Rights Policy
Supplier Code of Business Conduct and Ethics

Waivers

Under exceptional circumstances, one or more of the principles and expectations set out in this Code may be waived as follows:

- If for members of the Board of Directors or executive officers, including senior financial officers, by resolution of the Board of Directors.
- If for employees who are not members of the Board of Directors or executive officers, by the Chair of the Corporate Governance and Nominating Committee in relation to non-financial matters, or for financial related matters by the Chair of the Audit Committee. Any waiver granted will be reported to the Board of Directors by the applicable Chair.

Any waivers granted to a member of the Board of Directors or to an executive officer that relates to any element of the "Code of Ethics" definition set forth in Section 406(k) of the Sarbanes-Oxley Act of 2002 will be disclosed as required by law or stock exchange regulations applicable to the Company. Those who fail to cooperate with investigations will be subject to discipline, which may include termination of employment.

No waivers will be allowed of an individual's rights or remedies under any laws relating to the reporting of any suspected violation.

Effective Date

Our Code and the policies it references may be modified from time to time without prior notice. For the most current version, please see our corporate website: fortunamining.com.

This Code was approved by the Board of Directors on November 4, 2025.



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